Direct Line: (212) 859-8272
Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

October 28, 2015

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc.
Form 20-F for the Year Ended December 31, 2014
Response Dated July 23, 2015
File No. 001-33311

Dear Ms. Raminpour:

This letter sets forth the response of Navios Maritime Holdings Inc. (the “Company”) to the comment letter, dated September 30, 2015, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 3, 2015 and the response letters submitted to the SEC by the Company on July 23, 2015 and August 28, 2015.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence.

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. The information for which

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[*]” in the copy filed electronically on EDGAR.

Item 5.	Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long Lived Assets, Page 109

1.	We note your response to our prior comment 1. Please address the following comments:

a. You indicate that you adjust the 10-year historical average one-year charter rate to remove both the highest 5% and lowest 5%. Please quantify the impact of applying this methodology in your impairment analysis in 2014.

Response:

Below is a table outlining the 10-year historical average one-year charter rates (adjusted to remove the highest 5% and lowest 5%) compared to the 10-year historical average one-year charter rates (unadjusted) and the difference between the two rates. The methodology applied by the Company resulted in a more conservative estimate of undiscounted projected operating cash flows for unfixed days when compared to using an unadjusted 10-year historical average one year charter rate. Had the Company not removed the outliers in its impairment analysis in 2014, the Company estimates that the undiscounted projected operating cash flows would have been [*]% higher and accordingly, the long-lived asset groups would have continued to pass step 1 of the long-lived assets impairment tests.

Vessel Type	10-Year Historical Average – one year charter rate (adjusted to remove the highest 5% and lowest 5%)	10-Year Historical Average – one year charter rate (unadjusted)	% Difference
Handysize	$[*]	$[*]	[*]
Ultra-Handymax	$[*]	$[*]	[*]
Panamax	$[*]	$[*]	[*]
Capesize	$[*]	$[*]	[*]

b. Tell us the status of future time charters and how they factored into your impairment analysis given that many of the charters for the vessels in your fleet expire at the end of 2015 through 2016.

Response:

The Company respectfully advises the Staff that in developing the estimates of future undiscounted projected operating cash flows for unfixed days, the Company solely uses the

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

recent 10-year average historical one-year charter rates (adjusted as discussed in our response to comment 1a above). The existing charter rate is only used for the remaining contracted period of the charter (i.e. fixed days).

c. Tell us your current average operating cost per vessel and how it compares to the 10-year historical average one-year rate used in your test for recoverability.

Response:

Below is a table outlining the Company’s 10-year historical average one-year charter rates (adjusted for the highest 5% and lowest 5%) used in the tests for recoverability compared to the current average operating cost per vessel type (which include costs such as crew costs, provisions, lubricating oils, maintenance, repairs and insurance):

Vessel Type	10-Year Historical Average – one year charter rate (adjusted to remove the highest 5% and lowest 5%)	2014 Average Operating Cost per Vessel Type
Handysize	$[*]	$[*]
Ultra-Handymax	$[*]	$[*]
Panamax	$[*]	$[*]
Capesize	$[*]	$[*]

d. You indicate that because the 10-year historical average one-year charter rate includes historic highs and lows, the company believes it is better to use a long-term average rather than adjust to remove the entire 2003 through 2008 period as aberrant. We also note from your disclosure the average age of vessels in your fleet is 7.8 years, and most dry bulk vessels have an expected life of approximately 25 years. Please tell us your consideration of using a longer historical average one-year charter rate (e.g., 15 or 20 years) in your impairment analysis given that the passage of time since the shipping boom peak may suggest a longer cycle for the market to recover and the remaining estimated life of your vessels.

Response:

While shipping is a cyclical business, each cycle is different in length depending on a number of factors, including the underlying causes for the peak or trough. Historically, and in particular over the last 40 years, the average shipping cycle (trough to trough) has been closer to 10 years. To illustrate this, refer to the following graph that highlights the cyclical nature of the Panamax bulk carrier market. The reason for using the Panamax size is that data for that size class goes back the furthest and there are no significant changes in the size of a Panamax vessel over that period.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

The graph shows the one-year time charter rates for a Panamax vessel. Using the inflation adjusted (green line) to determine the cycles (avoiding issues of scale on a long-term graph), there are cycles marked by lows from September 1977 to August 1986 (9 years), August 1986 to January 1999 (12.5 years) and January 1999 to March 2009 (10 years). The average cycle using those periods is 10.5 years.

A review of a prior cycle similar to the current cycle can illustrate the nature of the dry bulk cycle. In 1979, in reaction to the second oil embargo, the world (led by the economies of the US, Europe and Japan), decided to switch to coal burning electric power generation. The US was one of the largest exporters of coal at that time, so there was a surge in chartering of bulk carriers to carry coal to Europe and Japan. This caused time charter rates and asset values to rise rapidly, peaking in 1980 - 1981. Owners ordered ships in excess of the most optimistic requirements and tonnage began to deliver from those orders about two to three years afterward. To protect energy market share and win back customers to burning oil, OPEC increased oil production. This led to a dramatic decrease in oil prices between 1985 and 1986 of about 68%. The Baltic Index hit a low in the middle of 1986 led by the decrease in Panamax rates shown in the charts. The ship owners’ response during 1986 was record scrapping and low ordering. This resulted in increases in the Baltic Index average, asset prices and time charter rates for each of the next three years and a prolonged period of relatively stable time charter rates and asset prices from late 1988 to late 1997 as can be seen on the charts.

Asset prices for Panamax vessels expanded in the three years after the 1986 low, exceeding their 1980 peaks in 1989, the third year after the oil price crash. Five year old Panamax prices peaked at $22 million in November 1980, bottomed at $5.5 million in March 1986 and rose again to $23 million in November 1989. Similarly, time charter values hit $14,262/day in March 1981, sank to $3,768/day in September 1982 rose and sank again to $4,142/day in August 1986 before recovering to $13,800/day in March 1989 (all above prices and rates are not adjusted for inflation).

While the circumstances in the current cycle are not the same, events and rate rises and falls are similar. As a result, the Company believes that a 10 year historical average is the most appropriate length of time to capture a cycle of our business and to use in the step 1 of our long-lived assets impairment tests.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

For the Staff’s information, below is a table outlining the Company’s 15-year historical average one-year charter rates and 20-year historical average one-year charter rates per vessel type:

Vessel Type	15-Year Historical Average – one year charter rate	20-Year Historical Average – one year charter rate
Handysize	$[*]	$[*]
Ultra-Handymax	$[*]	$[*]
Panamax	$[*]	$[*]
Capesize	$[*]	$[*]

Using the 15-year historical average one-year charter rates for the Company’s impairment analysis in 2014, the Company estimates that none of its vessels would have carrying values in excess of their projected undiscounted cash flows. Using the 20-year historical average one-year charter rates for the Company’s impairment analysis in 2014, the Company estimates that one of its vessels would have carrying value in excess of their projected undiscounted cash flows (unrealized loss of approximately $2.8 million).

2.	Tell us if you have performed an interim test since December 31, 2014 for recoverability of your vessels due to the continued deterioration in the market and your decreased market capitalization. Please refer to ASC 360-10-35-21.

Response:

The Company monitors changes in the shipping market as well as movements in our time charter equivalents (TCEs) and compares them to our expectations as part of our qualitative analysis of events or changes in circumstance within the meaning of ASC 360-10-35-21. The Company reviewed the prevailing freight and charter rates as well as vessel values for possible indications that further impairment analysis was required. Freight and charter rates continued to be volatile during the first nine months of 2015. There has been no significant downward trend as the rates have both increased and decreased during 2015 when compared to 2014. However, valuations for the Company’s vessels, as indicated by independent ship valuation reports and second hand vessel market prices, have not significantly decreased since December 2014, and there has been no adverse change in the physical condition of the vessels or in the business climate in which they operate. In light of the foregoing, during 2015, the Company determined that there were no new triggering events requiring additional impairment analysis and concluded that there was no impairment to Navios Holdings’ fleet in any reporting period during 2015.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

Goodwill and Other Intangibles, Page 113

3.	We note from your response to our prior comment 2. Please address the following comments:

a. For calculating your market capitalization, we note you used a six month and one year average of your share price. Given the steady decline of your share price since the third quarter of 2014, it appears the use of an average may not be appropriate. Additionally, the periods used to calculate your average appear to be relatively long. Please explain.

Response:

Below is a chart showing the fluctuation in Navios Holdings’ market capitalization from January 1, 2014 through December 31, 2014:

Had the Company thought its December 31 stock market price (either the spot, 30-day or 60-day average) was reflective of a permanent price trend it would have given additional consideration of its December 31 market capitalization. Further, analysts’ comments at the time suggested higher values for the Company’s stock (which ranged from $[*] to $[*] in February 2015 based on the results for the year ended December 31, 2014 or a total market capitalization from $[*] to $[*] as of December 31, 2014).

The Company believes a one-year and six-month average was more appropriate in its circumstances because the December 31, 2014 spot price was a low point – the closing spot price of $4.11 was below the closing price for the Company’s common stock on only 14 days during the 2014 calendar year. As we noted in our prior response, the Company is a “small cap” company and is followed by significantly fewer analysts than its peers whose market capitalizations exceed $500 million. The Company believes that this generally results in a less efficient market price (i.e. higher volatility). In addition, the Company believes that when analyzing small cap stocks, a longer time period is warranted due to the following:

•	Liquidity constraints: Small cap stocks do not trade as frequently and in as large volumes as large cap stocks. This prevents large institutions from investing in these companies.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

•	Investor visibility: There is less investor visibility in small cap stocks due to general investor focus on large cap, blue chip stocks. There is limited research analyst coverage for small cap stocks, which the Company believes leads to significant mispricing of assets.

•	Magnified trading patterns / large volatility: Small purchases/sales of small cap stocks can cause large deviations in share price.

•	Bid/ask spreads: The bid/ask spreads are typically wide for small cap stocks due to low liquidity and dealer inventory which leads to high transaction costs and less interest from retail investors.

•	Non-marginable securities: Stocks that trade less than $5 are usually non-marginable and attract less investor interest.

b. Please tell us the volatilities of your industry peers or market participants’ stock near the date of your goodwill impairment test and provide a comparison to your volatility for the same period.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

Response:

Below is a chart that shows the historical volatilities of the Company’s stock and of our industry peers near the date of our goodwill impairment test:

		Historical Volatility
		As of December 31, 2014
	Ticker	180 Day	360 Day	540 Day
Diana Shipping	DSX	35.51%	37.64%	37.65%
DryShips	DRYS	79.88%	72.78%	69.13%
Safe Bulkers	SB	55.16%	53.73%	54.20%
Star Bulk Carriers	SBLK	54.66%	58.05%	58.92%
Golden Ocean	GOGL	70.22%	63.72%	60.62%
Scorpio Bulkers	SALT	46.38%	N/A	N/A
Eagle Bulk Shipping(*)	EGLE	389.77%	285.70%	240.28%

	Peer Average	56.97%	57.19%	56.10%

Navios Maritime Holdings	NM	61.95%	57.64%	52.17%

Source: Bloomberg

Function HVP

(*)	Excluded from peer average; filed for bankruptcy

c. Please explain how you calculated the control premium aside from measures other than an average of the observed range of the industry sector. Additionally, explain why you believe a control premium exists, given your indication in your response that the company already realizes operating efficiencies from in-house economies.

Response:

The Company calculated the control premium solely using the averages of the observed range of the industry sector. The Company believes that a control premium exists primarily for the following reasons:

•	Fleet size: Navios Holdings has one of the largest US-listed dry bulk fleets consisting of 63 dry bulk vessels. The Company believes that the market would support a premium to purchase a large fleet like Navios Holdings’ versus buying individual vessels.

•

In-house commercial and technical management team: The Company believes that it is one of the few shipping companies that maintains an in-house technical management team that provides both commercial and technical services to its own fleet as well as to the fleets of their affiliates. The technical management team is responsible for safety, quality of services, vessel utilization and cost efficiency. For publicly-listed shipping companies, typically the management company

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

resides outside of the public entity and is not integrated into the overall shipping business. The in-house technical management team comprises of approximately 260 experienced professionals worldwide - based in New York, Antwerp, Monaco, Piraeus and Singapore. The Company believes that an in-house commercial and technical management team would command a premium.

•	The Company’s 63.8% ownership stake in consolidated subsidiary Navios Logistics: The majority ownership stake in Navios Logistics should command a sizeable premium. Navios Logistics has sizeable operations in a growing emerging economy. Navios Logistics has achieved 20.6% CAGR in EBITDA from 2010 to 2014. Navios Logistics has two port terminals, 360+ barges, 7 cabotage vessels and is currently constructing a new iron ore port terminal for which the Company has signed a 20-year contract with Vale for port services with minimum guaranteed annual throughput which is expected to generate $35 million in minimum annual EBITDA, or [*] aggregate minimum EBITDA over the life of the contract, not including positive inflation adjustments as provided by the contract. The Company continues to believe that the share price does not yet fully reflect the benefit from this contract and additional fair value it will bring to the Company because of the evident distress in various emerging markets, including Brazil and Argentina.

•	Navios Holdings’ investments in affiliates: The Company believes that the market does not give adequate credit for Navios Holdings’ ownership stakes in Navios Maritime Partners L.P. – (NYSE:NMM) and Navios Maritime Acquisition Corporation – (NYSE:NNA) which have an aggregate market value of $416 million as of December 31, 2014.

d. Please tell us the assumptions used in step one of your goodwill impairment test for each reporting unit, including your discount rate, and why you believe each is reasonable. Please further provide a comparison to the discount rate used in your fiscal 2013 impairment analysis if step one was performed.

Response:

A discounted cash flow analysis requires us to make a number of subjective judgments to support our assumptions about time charter, voyage and port terminal revenues, product revenue, vessel operating costs, costs of products sold, capital expenditures, discount rates, terminal values and growth rates. Assumptions about time charter, voyage and port terminal revenues, product revenue, vessel operating costs, costs of products sold, capital expenditures and growth rates are based on our budgets, business plans, economic projections, and anticipated future cash flows. The annual planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors including historical growth rates and operating performance, related industry trends (i.e. expected cancellation of new building orders, increased scrapping rates), macroeconomic conditions, inflationary and deflationary forces, pricing strategies, customer demand analysis (i.e. continued strong demand for seaborne commodities), operating trends, competitor analysis, and marketplace data, among others, all of which require that we make significant judgments and estimates.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

The following outlines the key assumptions used in step one of the Company’s goodwill impairment tests, for each of the reporting units, which are based on the Company’s most current long-range forecasts.

Shipping Reporting Unit

The following outlines the assumptions that are subject to greatest level of sensitivity:

•	Time charter and voyage revenue - In developing the estimates of future undiscounted projected revenue, for fixed days the Company utilizes the existing time charter rate and for unfixed days, the Company applies [*] and the for the following years it applies the 10-year historical average one-year charter rate. The Company believes using the one-year historical averages (for one-year and 10-year, as applicable) for unfixed days is a reasonable range given the cyclicality of our industry and consistent with industry practice.

•	Discount rate – The discount rates used as of December 31, 2014 and 2013 were [*] and [*], respectively. The Weighted Average Cost of Capital (WACC) used in the Company’s impairment analysis is based on the calculated cost of equity (using the [*]) and cost of debt components (which equals the Company’s weighted average borrowing costs from the respective credit facilities and outstanding bonds) as well as the Company’s capital structure. The Company believes that the discount rate is reasonable as cost of equity was calculated using the [*] which adds risk premiums to a safe rate of return and the cost of debt was calculated using actual outstanding debt of the Company.

•	For years beyond the forecast:

•	Growth rates – The Company utilized a growth rate equal to [*] and [*] as of December 31, 2014 and 2013, respectively, in order to calculate the residual value. The Company believes the growth rate is reasonable as it was calculated by adding a real industry specific growth rate, which results in a nominal rate after accounting for a long-term inflation rate (which is derived from available market data).

•	Terminal Value – Residual (terminal) value as of December 31, 2019 is calculated using the [*] and a growth rate (g) based on the assumptions for the final year of the 5-year forecast period.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

The following outlines other key assumptions which are subject to less sensitivity:

•	Operating costs - Operating costs include direct vessel expenses of our owned fleet calculated by vessel type and long-term vessel charter-in expenses. The Company has applied an inflation factor of [*] beginning in [*] and onwards on vessel direct costs. The Company believes the inflation factor is reasonable when compared to available market data.

•	Dividend income – The Company projects distributions for each of their investments in two public affiliates: Navios Maritime Partners L.P. – (NYSE:NMM) and Navios Maritime Acquisition Corporation – (NYSE:NNA). Given the intent to hold these investments long term, the Company believes that projecting distributions to be received by the Company over the long-term is a reasonable approach.

•	Capital expenditures – The Company considers all capital expenditure outflows for which contractual commitments existed as of December 31, 2014. For the terminal value assumptions, the Company utilizes [*] as a capital expenditure amount in perpetuity.

•	Income taxes - The shipping reporting unit has immaterial tax impact as the majority of the operations are not subject to corporate income taxation rather only to tonnage tax, which is considered immaterial.

Logistics Reporting Unit

The following outlines the assumptions that are subject to greatest level of sensitivity:

•	Time charter, voyage and port terminal revenues – In developing the estimates of future undiscounted projected revenues the Company utilized:

•	Time charter revenue – for the fixed days, the Company utilizes contracted time charter rates and for the unfixed days, the Company utilizes the actual rates of recent similar contracts (as there are no historical industry indices that are applicable to the logistics business). Given the limited availability of market data, the Company believes it is reasonable to use recent similar contracts to project revenue for unfixed days.

•	Voyage revenues – stable quantities of dry cargo or cubic meters of liquid cargo consistently throughout the period 2015 to 2019, which is in-line with the prior periods’ invoiced quantities, multiplied by contracted Contracts of Affreightment (COA’s) rates or market rates. Where the Company’s COA’s provide for the payment for minimum guaranteed quantities, the minimum guaranteed quantity was utilized. Given that the Company expects that invoiced quantities of dry cargo and liquid cargo to remain stable, the Company believes that remaining consistent with prior period invoiced quantities is a reasonable approach to projecting voyage revenues.

•

Port terminal revenues –[*] of dry cargo and cubic meters of liquid cargo for 2015, increased to [*] per year through 2019 (for 2014 and 2013, the quantity of dry and liquid cargoes were [*] and [*], respectively), multiplied by current contracted or market rates. The increase is attributed to higher expected throughput

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

quantities of dry cargo, due to an increase in the operational capacity of the dry terminal, as a result of the full operation of the second conveyor belt line. Given that the quantities for dry and liquid cargoes are primarily fixed for 2015, the Company believes that the approach to projecting port terminal revenues is reasonable.

•	Discount rate – The real discount rates used as of December 31, 2014 and 2013 were [*] and [*], respectively. The real Weighted Average Cost of Capital (WACC) used in the Company’s impairment analysis is based on the calculated real cost of equity (using the [*]) and after-tax, real cost of debt components (which equals the Company’s weighted average borrowing costs from the respective credit facilities and outstanding bonds) as well as the Company’s capital structure. The Company believes that the discount rate is reasonable as cost of equity was calculated using the [*] which adds risk premiums to a safe rate of return and the cost of debt was calculated using actual outstanding debt of the Company.

•	For years beyond the forecast:

•	Growth rates – The Company utilized a real growth rate equal to [*] and [*] as of December 31, 2014 and 2013, respectively, in order to calculate the residual value. The real growth rate was determined by reference to the average of the following: 1) [*] and 2) [*]. The Company believes that the methodology to calculating the growth rate is reasonable given that the data is primarily driven by market data.

•	Terminal Value - Residual (terminal) value as of December 31, 2019 is calculated using [*] and a growth rate (g) based on the assumptions for the final year of the 5-year forecast period.

The following outlines other key assumptions which are subject to less sensitivity:

•	Time charter, voyage, port terminal, direct vessel, general and administrative and other expenses – Expenses include voyage and direct costs of our owned fleet and long-term charter-in expenses, operating expenses of our port terminals, general and administrative expenses, and other expenses including taxes other-than-income tax. For the 2016-2019 forecast period, the Company maintained expenses as per the existing terms within the COA’s with minimum guaranteed volume and terms within the time charters that include tariff adjustment mechanisms for cost increases, and for all other expenses, the Company applied a [*] year-on-year increase.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

•	Sale of products – In developing the estimates of future undiscounted projected revenue, the Company assumed volumes of products sold as stable for the period 2015 – 2019, which is close to the average for the period 2010 – 2014. The Company assumed current market rates for 2015, and applied a [*] year-on-year increase in rates, in-line with a [*] year-on-year increase applied in costs of products sold.

•	Costs of products sold - The Company assumed stable volumes of products sold for the period 2015 – 2019, which is close to the average for the period of 2010 – 2014. The Company assumed current purchase cost for products for 2015, and applied a [*] year-on-year increase through 2019.

•	Capital expenditures – The Company considers all capital expenditure outflows for which contractual commitments existed as of December 31, 2014. Additionally, the Company utilizes an annuity calculation based on [*] as a capital expenditure amount in perpetuity.

•	Income taxes – The Company estimated income taxes at the currently enacted rates of 35% for Argentina, 34% for Brazil and 10% for Paraguay. The Company is not subject to income tax in Uruguay or Panama.

e. We note that you calculated the fair value of each reporting unit using the income approach in your goodwill impairment test. Please tell us why you did not use the market approach in your valuation analysis. Refer to ASC 350-20-35-24.

Response:

With respect to the staff’s question as to why the Company did not use the market approach (i.e. multiple valuation techniques), the Company relied on the income approach in our reporting unit valuations because it believes the income approach derived reasonable estimates of fair value for purposes of determining whether the book value of its reporting units is greater than fair value and is the approach that better captures the potential future value of the Company.

f. How does the results of your goodwill impairment test compare with your industry peers from an Enterprise Value to Revenue or Enterprise Value to EBITDA perspective or other market metrics that are relevant to your industry?

Response:

The Company respectfully advises the Staff that our industry peers, as outlined below, do not have goodwill and therefore, the Company is not able to provide a comparison to our goodwill impairment test.

Below is a table that provides multiples that the Company believes to be the most relevant to the dry bulk industry. The peer group used for this purpose was comprised of eight publicly-traded companies active in the dry bulk shipping industry.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

Dry Bulk Comparable Company Analysis

						EV / Revenue		EV / EBITDA			Debt /	Debt / Cap	Debt / Cap
		Stock	Shares	Market	Enterprise		LTM		LTM	Price / Book	LTM	(using BV	(using MV
	Ticker	Price [1]	o/s	Cap	Value [2]	2014	6/30/2015	2014	6/30/2015		EBITDA	of equity)	of equity)
Diana Shipping	DSX	$6.21	79.6	$494.1	$909.8	5.2x	5.3x	17.6x	20.7x	0.41x	14.21x	34.4%	55.9%
DryShips	DRYS	0.20	664.8	133.0	1,094.0	3.0x	3.1x	5.1x	5.1x	0.09x	4.70x	40.9%	88.3%
Safe Bulkers	SB	2.75	83.5	229.6	834.6	5.4x	6.0x	11.8x	15.6x	0.46x	10.37x	52.4%	70.7%
Star Bulk Carriers	SBLK	2.00	189.5	379.0	1,018.9	6.9x	5.0x	NM	NM	0.26x	NM	38.8%	71.3%
Golden Ocean	GOGL	2.46	172.7	424.8	1,406.6	14.5x	11.4x	NM	NM	0.34x	NM	47.1%	72.6%
Scorpio Bulkers	SALT	1.52	335.3	509.7	376.2	7.7x	6.8x	NM	NM	0.41x	NM	16.1%	31.9%
Genco Shipping & Trading (*)	GNK	3.69	60.5	223.2	798.0	3.6x	4.6x	NM	NM	0.23x	NM	31.2%	66.8%
Eagle Bulk Shipping (*)	EGLE	5.80	37.6	218.3	349.0	2.3x	3.0x	18.9x	NM	0.35x	NM	26.7%	50.7%
					Median	6.2x	5.6x	11.8x	15.6x	0.37x	10.4x	39.8%	71.0%
					Average	7.1x	6.3x	11.5x	13.8x	0.33x	9.8x	38.3%	65.1%
Navios Maritime Holdings	NM	2.43	107.8	262.0	1,952.0	3.4x	3.6x	10.2x	14.0x	0.29x	11.4x	63.3%	85.8%

1 - Stock price as of close on October 1, 2015

2 - Enterprise Value = market value of common stock + book value of preferred equity + book value of debt + noncontrolling interest - cash

(*)	Excluded from peer average; filed for bankruptcy

Source: SEC fillings and Company’s calculations

4.	Please provide us with an updated reconciliation of the aggregate fair values of your reporting units to your market capitalization as of June 30, 2015.

Response:

The Company’s market capitalization and net book value as of June 30, 2015 is as follows:

			As of June 30, 2015
Market capitalization - common shares				$392,396
Market capitalization - preferred series G				40,660
Market capitalization - preferred series H				91,200

Total Market Capitalization				$524,256

Control premium	[*	]		[*	]

Mimimum Fair Value of Navios Holdings			$	[*	]

Book Value - Navios Holdings (excluding NCI)				$1,081,621

Market Capitalization below Equity Value			$	[*	]

**

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

October 28, 2015

If you have any questions, please feel free to contact the undersigned at 212.859.8272 or Mark Hayek at 212.859.8890 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Stuart Gelfond

Stuart Gelfond

cc:	Melissa Gilmore (Securities and Exchange Commission)
George Achniotis (Navios Maritime Holdings Inc.)
Vasiliki Papaefthymiou (Navios Maritime Holdings Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)